UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42543

ROBIN ENERGY LTD.
(Translation of registrant’s name into English)

223 Christodoulou Chatzipavlou Street
Hawaii Royal Gardens
3036 Limassol, Cyprus
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 99.1 are the proxy materials for the 2026 Annual Meeting of Shareholders of Robin Energy Ltd. (the “Company”).

Attached to this report on Form 6-K as Exhibit 99.2 is the proxy card for the 2026 Annual Meeting of Shareholders of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROBIN ENERGY LTD.
Dated: July 20, 2026
	By:	/s/ Petros Panagiotidis
Petros Panagiotidis
Chairman and Chief Executive Officer